UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2019

Commission File Number: 001-37773

Merus N.V.

(Translation of Registrant’s Name into English)

Yalelaan 62

3584 CM Utrecht

The Netherlands

+31 30 253 8800

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Annual General Meeting Minutes and Results and Amendment of Articles of Association

On June 12, 2019, Merus N.V. (the “Company”) held its annual general meeting of shareholders (the “Annual Meeting”). At the Annual Meeting, the shareholders, among other things, elected Sven Ante (Bill) Lundberg and Victor Sandor as non-executive directors to the Company’s board of directors (the “Board”) and re-elected John de Koning and Anand Mehra as non-executive directors to the Board, each to serve until the 2023 annual general meeting of shareholders of the Company. The shareholders also approved the amendment in their entirety of the Company’s articles of association to, among other things, comply with a change in Dutch law that abolished bearer shares (the “Amended Articles”).

The minutes from the Annual Meeting are furnished herewith as Exhibit 1, the voting results of the Annual Meeting are furnished herewith as Exhibit 2, and the Amended Articles are furnished herewith as Exhibit 3 to this Report on Form 6-K.

Exhibits 2 and 3 to this Report on Form 6-K are hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-218432) and Registration Statements on Form S-8 (File Nos. 333-211497 and 333-230708).

EXHIBIT INDEX

Exhibit No.	Description

1	Minutes of the Annual General Meeting of Merus N.V.

2	Results of the Annual General Meeting of Merus N.V.

3	Articles of Association of Merus N.V., as amended on June 12, 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Merus N.V.

Date: June 14, 2019	By:	/s/ Ton Logtenberg
	Name:	Ton Logtenberg
	Title:	President, Chief Executive Officer and Principal Financial Officer